Frank M. Placenti
Direct: 602-364-7451
Fax: 602-364-7070
fmplacenti@bryancave.com
September 9, 2005
VIA EDGAR CORRESPONDENCE, FACSIMILE AND U.S. MAIL
Mr. Joel Parker
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	VistaCare, Inc. Form 10-K for the transition period from January 1, 2004 to September 30, 2004 File No. 000-50118
Dear Mr. Parker:
As previously indicated, this firm represents VistaCare, Inc, (the “Company”) in connection with your comment letter dated April 27, 2005, regarding the above-referenced filing. This letter is a follow up to our conference call on June 27, 2005, and is meant to supplement the information in our letters dated May 31, 2005 and June 10, 2005. This letter is being faxed to you as well as being sent by U.S. mail, and will be filed on EDGAR as correspondence.
During the conference call, you sought further information regarding how VistaCare determined its adjustment to net patient revenue for exceeding the Medicare Cap. As noted on page 10 of the Company’s Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005, the Company actively monitors each of its locations as to their specific admission and discharge rates and average length of stay in an attempt to determine the total Medicare payments received by each location and whether a location is likely to exceed the annual Medicare Cap. If the Company determines that a location is likely to exceed the annual Medicare Cap, the Company estimates the amount that a location may be required to repay and the Company accrues that amount. The Company’s projection model assumes that its fiscal intermediary will calculate its Medicare Cap liability in a manner consistent with prior years and that the Medicare Cap expense is incurred ratably throughout the Medicare regulatory year.

Mr. Joel Parker
September 9, 2005

In determining the estimated reductions to revenue, the Company uses a projection model for each location that forecasts the annual amount the Company could be required to repay Medicare based on actual historical information. The projection model does not conduct a sensitivity analysis on that historical information. In addition, the Company does not conduct a sensitivity analysis on an aggregated basis because Medicare Cap exposure is calculated on a location-by-location basis. Thus, the Company does not calculate, for instance, what impact a revision to length of stay by 5% on an aggregated basis will have on its adjustment to net revenue for exceeding the Medicare Cap. Further, because Medicare determines liability on a location-by-location basis, a small change in the length of stay or in the number of patients having received prior hospice care could have a significant impact on one location’s potential Medicare Cap expense, while a similar change at a different location could have no impact whatsoever on that location’s Medicare Cap expense. In using actual historical data, the Company believes it uses the only reasonable assumptions available to project its estimated Medicare Cap expense.
The Company believes that the disclosure concerning the Company’s estimates is accurate and adequately informs shareholders how it determines its estimates and the risks associated with its estimates. The Company provides investors with an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the impact on its financial statements as to the methods, assumptions and estimates underlying the calculation of the Medicare Cap expense. Thus, the Company believes its current disclosure complies with the guidance provided by Financial Reporting Release No. 60 and the proposed rule changes discussed in Release No. 33-8098.
During the conference call you also sought additional information on the $11.2 million reduction in revenue related to patient service dates during the 2004 Medicare regulatory year, which ran from September 28, 2003 through September 27, 2004. This $11.2 million estimate related to the Company’s fiscal year 2004 (which was a transition period that ran from January 1, 2004 through September 30, 2004) for exposure to Medicare Cap expense during the Medicare regulatory year ended September 28, 2004. The Company’s estimate was based on its projection model that forecasts the annual amount the Company could be required to repay Medicare based upon each location’s actual historical program specific admission and discharge rates and average length of stay calculation. Based upon the Company’s model, all but an immaterial amount of the $11.2 million related to the Company’s 2004 fiscal year.
The Company confirms that it will continue to provide full and complete disclosure of its estimates and how its estimated calculation of Medicare Cap expense compares to the actual assessment as determined by the Company’s fiscal intermediary. In future Forms 10-K, beginning with its Form 10-K for the fiscal year ended September 30, 2005, the Company will include a table comparing its estimated calculation of Medicare Cap expense to the actual assessments as determined by its fiscal intermediary for each of the fiscal years covered by such annual report. The table will look similar to the draft table included as Annex A. The proposed table summarizes the data provided in the text and provides shareholders with the ability to compare the Company’s estimated Medicare Cap expense to

Mr. Joel Parker
September 9, 2005

the actual Medicare Cap expense as determined by its fiscal intermediary. Such a table should alleviate any concerns about the Company’s disclosure regarding its estimates.
We believe that the Company has complied with the Staff’s comments and concerns. The Company discloses its critical accounting estimates, the effect the accounting estimates may have on the company’s financial presentation and the potential for changes in the estimates. This disclosure is compliant with the federal securities laws and the publicly available staff guidance on such disclosure.
We are looking forward to having any outstanding issues resolved as soon as possible. If you have any questions, please contact Michael McCoy of Bryan Cave LLP at 602-364-7176 or the undersigned at 602-364-7451.
Very truly yours,
Frank M. Placenti
FMP:lrs

Annex A
Medicare Cap Reduction to
Revenue and Assessments
(in millions)

	Estimated reduction to	Actual reduction to revenues
	net patient	based on assessment
	revenue	letters received
2003	$4.6 (1)	$7.5
2004	14.8 (2)	8.1 (3)
2005	4.8	0.0 (4)

Notes:
1
We pulled forward the $1.3 million accrual for 2002 into 2003 upon receipt of an assessment letter from our fiscal intermediary indicating that there would be no assessment for the 2002 Medicare Cap year.

2	Includes $1.6 million for assessment letters received in 2004 for the 2003 Medicare cap year.

3
As of September 7, 2005, we have received 31 of our 34 assessment letters pertaining to our fiscal year 2004. The information in this column may change depending upon the information received in the final 3 assessment letters.

4	We have not received any assessment letters for our fiscal year 2005.
As further discussed in Note 1 to this Form 10-K, our estimates assume factors controlled by our fiscal intermediary and our estimates are affected by many factors.